

June 4, 2012

<u>Via E-mail</u>
Frank Slootman, President and CEO
ServiceNow, Inc.
12225 El Camino Real, Suite 100
San Diego, CA 92130

> **Re:** **ServiceNow, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on May 24, 2012**
> **File No. 333-180486**

Dear Mr. Slootman:

We have reviewed your amended registration statement and have the following comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Stock-Based Compensation</u>

<u>Common Stock Valuations, page 66</u>

1. With regard to your May 7, 2012 valuation, you indicate that "the increase in [y]our common stock valuation between March 2012 and April 2012 can be attributed primarily to [y]our continued strong financial performance, [y]our progress made toward a potential IPO, and an increase in the probability of an IPO relative to other exit alternatives." Please clarify whether the sentence noted above should be referring to the increase in your common stock valuation between April 9, 2012 and May 7, 2012 and revise as necessary.

2. We note your response to prior comment 19 in our letter dated April 26, 2012 regarding the increase in the fair value of your common stock from May 7, 2012 to the midpoint of your preliminary price range, as well as your proposed disclosures. Please quantify for us the relative significance of each of the factors you identified as contributing to the increase. Please also address the following:

    ● You indicate that the preliminary price range assumes that an IPO has occurred and therefore excludes any marketability or illiquidity discount whereas the fair value of your common stock on May 7, 2012 reflected a risk-adjusted discount rate of 28.1% and a non-marketability discount of 4%. Please clarify whether you removed or lowered the risk-adjusted discount rate from 28.1% and your basis for doing so as well as the impact this had on the fair value of your common stock;

- You indicate that there were differences in the mix and projected time periods utilized by the underwriters in their comparable company analysis compared to the metrics utilized in your valuations. Your further indicate that the underwriters "applied various current financial metrics to their projections of the Company's financial results and the financial results of comparable companies for 2013" without quantifying the weighting applied as you did with the previous valuation approach. Please explain the differences in the two approaches in greater detail and include the weightings applied to the methods used by the underwriters;

- Please clarify whether the companies you provided that recently completed initial public offerings are considered comparable companies based on the criteria disclosed on page 67. If you believe these companies are comparable companies, please explain why these companies were not included in prior valuations. Additionally, please tell us how you weighted the companies that recently completed initial public offerings and the companies that have pending initial public offerings in your valuation;

- Please clarify the "various objective and subjective factors in the previous fair value determination" the board of directors considered that were not applicable to the preliminary price range; and

- Please explain how the purchase of 77,498 shares from former employees in April and May was a significant factor contributing to the increase in the value of your stock.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Robert A. Freedman, Esq.
        Fenwick & West LLP